UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company (Issuer))

DOUBLEU GAMES CO., LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

American Depositary Shares, each representing one-twentieth (1/20) of one Common Share,

par value KRW 10,000 per share

(Title of Class of Securities)

25862B109

(CUSIP Number of American Depositary Shares)

Jaeyoung Choi,

Chief Financial Officer

DoubleU Games Co., Ltd.

16F, GFC, 152 Teheran-ro, Gangnam-gu,

Seoul 06236, Republic of Korea

Telephone: +82-2-501-7216

Email: ir@doubleugames.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With copies to:

Paul Hastings LLP

Attention: Steve L. Camahort, Esq.

101 California Street, 48th Floor,

San Francisco, CA 94111, United States

Telephone: +1 (415) 856-7000

Email: stevecamahort@paulhastings.com

Paul Hastings LLP

Attention: Iksoo Kim, Esq.

33/F West Tower, Mirae Asset Center1, 26 Eulji-ro 5-gil, Jung-gu,

Seoul 04539, Republic of Korea

Telephone: +82-2-6321-3800

Email: iksookim@paulhastings.com

Kim & Chang

Attention: Kwon-Eui Park, Esq.

39, Sajik-ro 8-gil, Jongno-gu, Seoul 03170, Republic of Korea

Telephone: +82-2-3703-1518 Email: kepark@kimchang.com

DoubleDown Interactive Co., Ltd. Special Committee

Attention: Sung Uk Park, Independent Director

c/o DoubleDown Interactive Co., Ltd., 13F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu,

Seoul 06236, Republic of Korea

Telephone: +82-2-501-7216 Email: ir@doubledown.com

Ropes & Gray LLP

Suni Sreepada Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 596-9000	Jaewoo Lee Ropes & Gray LLP POSCO Tower Yeoksam, 21F 134 Teheran-ro, Gangnam District, Seoul 06235, South Korea +82 2-2141-5900

DoubleDown Interactive Co., Ltd.

Attention: Joseph A. Sigrist, Chief Financial Officer

6671 S. Las Vegas Blvd., Building D, Suite 210, Las Vegas, Nevada 89119, United States

Telephone: +1-702-761-6899 Email: ir@doubledown.com

Greenberg Traurig, LLP

Barbara A. Jones Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, CA 90067 (310) 586-7700	Doron Lipshitz Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 (212) 801-9200

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer: ☒

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO-C”) is filed by DoubleU Games Co., Ltd. (“DoubleU Games”) and relates solely to preliminary communications made before the commencement of a planned cash tender offer by DoubleU Games for all outstanding American Depositary Shares (“ADSs”) of DoubleDown Interactive Co., Ltd. (“DDI”) not owned by DoubleU Games or its affiliates, each ADS representing one-twentieth (1/20) of one common share, par value KRW 10,000 per share, of DDI (“Common Shares”), at a price of US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”). Common Shares held directly are not subject to the Offer. The Offer will be made pursuant to the Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, by and between DoubleU Games and DDI (the “Transaction Agreement”). The Offer has not yet commenced. The planned Offer would constitute a going-private transaction subject to Rule 13e-3 under the Securities Exchange Act of 1934. The communication filed with this Schedule TO-C is listed in the Exhibit Index below.

Additional Information and Where to Find It. The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell ADSs or any other securities of DDI, nor is it a substitute for the tender offer materials that DoubleU Games or DDI will file with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of the Offer. At the time the Offer is commenced, DoubleU Games will file with the SEC a Tender Offer Statement on Schedule TO, DoubleU Games and DDI will file a Rule 13e-3 Transaction Statement on Schedule 13E-3 (which may be combined with the Schedule TO), and DDI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 13E-3 AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF ADSs ARE URGED TO READ THESE DOCUMENTS CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. Holders of ADSs may obtain a free copy of these materials (when available) and all other documents filed by DoubleU Games or DDI with the SEC on the SEC’s website at www.sec.gov. Free copies of the Solicitation/Recommendation Statement will also be made available by DDI by contacting DDI at ir@doubledown.com, or by visiting DDI’s website (www.doubledowninteractive.com).

EXHIBIT INDEX

The following exhibit is filed with this Schedule TO-C:

Exhibit	Description

99.1	Joint press release issued by DoubleU Games Co., Ltd. and DoubleDown Interactive Co., Ltd. on November 9, 2026 announcing the execution of the Tender Offer and Post-Offer Cooperation Agreement.